UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2021

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant’s name into English)

First Canadian Place
100 King Street West, Suite 3400
Toronto, ON M5X 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE
The Registrant’s Press Release dated August 24, 2021 and entitled “FSD Pharma Inc. Announces Termination of FSD-201 Phase 2 Clinical Trial”, included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-39152), furnished to the Commission on the date hereof, is incorporated by reference into the Registrant’s Registration Statements on Form F-10 (Commission File Nos. 333-236780 and 333-254995).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date: August 25, 2021	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated August 24, 2021 and entitled “FSD Pharma Inc. Announces Termination of FSD-201 Phase 2 Clinical Trial”